Mailstop 3561

March 17, 2008

Mr. Ross L. Senior
Chief Executive Officer
ProtoKinetix, Inc.
885 West Georgia Street
Suite 1500
Vancouver, British Columbia
Canada V6C3E

       Re: **ProtoKinetix, Inc.**
                Form 10-KSB/A for Fiscal Year Ended
                December 31, 2005
                File No. 000-32917

Dear Mr. Senior:

      We issued comments to you on the above captioned filing on April 11, 2007. As of the date of this letter, these comments remain outstanding and unresolved. Specifically, you have not amended your Exchange Act filings as indicated in your Item 4.02 Form 8-K filed April 19, 2007. We expect you to contact us by March 31, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by March 31, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Brian K. Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services